

Mail Stop 3720

February 13, 2007

Shannon McCallum-Law
President
Noble Quests, Inc.
3945 Wasatch Boulevard, Suite 282
Salt Lake City, UT 84124

> **Re:** **Noble Quests, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 13, 2007**
> **File No. 333-138479**

Dear Ms. McCallum-Law:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from your interim period financial statements for the period ended September 30, 2006, that your investments in available-for-sale securities account for approximately 52% of your assets. Provide us with your analysis of whether you are an investment company within the Investment Company Act of 1940. See Section 3(a) of the Investment Company Act.

Management's Discussion and Analysis of Financial Condition

Marketable Securities, page 29

2.   Your present disclosure as it relates to the marketable securities does not discuss the nature
        of the estimates and assumptions that you use to evaluate whether any decline in the fair
        value is other than temporary. Also, discuss the uncertainties involved in evaluating
        changes in fair value for impairment. Revise your disclosure to address the specific type of
        securities you hold.

Plan of Operations for the Next Twelve Months, page 34

3.   Please describe for us the nature and extent of the outside accounting services referred to at
        page 35. Tell us who is providing the services.

Financial Statements

Audit report, page F-5

4.   Ask your auditors to consider the requirement to include a reference to the restatement in
        Note 11 as indicated in AICPA Auditing Standards Section 561.06.a.

Notes to Financial Statements:

Note 1. Organization and Summary of Significant Accounting Policies

Note 1(g) Property, page F-11

5.   Please refer to prior comment 17. Please describe for us the motivational artwork that you
        own. Also describe the verifiable evidence for each work of art that demonstrates it meets
        the criteria in paragraph 6 of SFAS 93 for having the characteristics of an asset that is not
        depreciated.

                                    *   *   *

        Please amend your registration statement in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a response
letter with your amendment that keys your responses to our comments and provides any requested
supplemental information. Please submit the response letter on EDGAR as correspondence.
Detailed response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the

financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile
         Cletha Walstrand, Esq.
         (435) 688-7318